Mail Stop 3561

								January 18, 2006

Jonathan Mercier
Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, Connecticut 06089

      Re:	Hartford Life Insurance Company
		Amendment No. 1 to Registration Statement on Form S-3
		Filed January 10, 2006
		File No. 333-130089

Dear Mr. Mercier:

	We have reviewed of your responses to the comments in our letter dated December 30, 2005 and have the following additional comments.

General
1. We note your response to prior comment 6 of our letter dated December 30, 2005, including your statement that the information called for by Item 1105 of Regulation AB is not material to your program. Please confirm, if true, that such information is not material to investors or revise to provide the information called for by Item 1105.
2. Given your response to prior comment 7 of our letter dated December 30, 2005, it appears that the indenture trustee fits the definition of "Servicer" set forth under Item 1101(j) of Regulation
AB. Please use the terminology set out in Regulation AB when referring to transaction parties and revise throughout the filing, including the summary sections of each prospectus supplement, to identify JPMorgan as the servicer.
3. We note that your response to prior comment 9 of our letter dated
December 30, 2005 indicates that certain agreements filed as exhibits to the registration statement will "be completed" prior to or in connection with each takedown. As it is unclear whether the finalized agreements will be filed at the same time, please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Prospectus Supplement

Cover Page
4. We reissue comment 11 of our letter dated December 30, 2005 in part. Please revise the cover page of the base prospectus, each prospectus supplement and the pricing supplements to prominently indicate that the notes represent the obligations of the "issuing entity."
5. As a follow-up to the comment above, please revise the cover page of the base prospectus, each prospectus supplement and each of the pricing supplements to prominently indicate that the notes being offered are asset-backed securities in addition to being secured medium-term notes.

Redemption and Repayment, page S-7
6. Please advise us that you will appropriately caption "callable" securities in the Prospectus Supplement and Pricing Supplement and that you will discuss them in the base prospectus under the correct name if you intend to reserve the right to issue them.
7. Also, please include the word "callable" in the title of the securities, pursuant to Item 1113(f)(2) of Regulation AB, if optional redemption or termination is available.

Base Prospectus

Description of the Notes, page 14
8. We reissue comment 14 of our letter dated December 30, 2005 in its entirety. As it appears from the disclosure in both your prospectus and pricing supplements that there is a specific group of indices that may be used to determine the interest rate on the notes, please expand the disclosure in your base prospectus to include this information or advise as to why such revision is not possible.







Reports to Holders, page 18
9. While we note the revisions you have made in response to prior comment 13 of our letter dated December 30, 2005, please expand the disclosure to address all reports to securityholders, such as the reports that may be filed in connection with distributions, or advise.

* * * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Stickel at (202) 551-3324 or me at (202) 551-3454 if you have any questions.


								Sincerely,



								Sara D. Kalin
								Branch Chief-Legal

cc:	Via Facsimile (212) 521-7036
	Steven J. Slutzky
	Debevoise & Plimpton  LLP
	919 Third Avenue
	New York, NY 10022
Hartford Life Insurance Company
January 18, 2006
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